





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46844

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Purshe Kaplan Sterling Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 State Street
(No. and Street)

Albany	NY	12207
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Peter Purcell 518-436-3536
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Peter Purcell _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Purshe Kaplan Sterling Investments Inc. _____ , as

of December 31 _____ , 20 20 _____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



KATHERINE M. FLOUTON
Notary Public, State of New York
No. 01FL5068617
Qualified in Schenectady County
Commission Expires Nov. 4, 20
7/8/2024

Katherine M Flouton
Notary Public

_____
Signature

CEO
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)._

PURSHE KAPLAN STERLING INVESTMENTS, INC.

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

December 31, 2020

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

PURSHE KAPLAN STERLING INVESTMENTS, INC.

Financial Statements

December 31, 2020

Financial Statements





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Purshe Kaplan Sterling Investments, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Purshe Kaplan Sterling Investments, Inc. (the "Company") as of December 31, 2020 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

Marcum LLP

We have served as the Company's auditor since 2018.

New York, NY
April 1, 2021

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com

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PURSHE KAPLAN STERLING INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2020

<u>ASSETS</u>

Cash and cash equivalents	$	4,324,119
Due from clearing broker		393,275
Commissions receivables		7,532,429
Other receivables		523,187
Promissory note receivable		14,734
Prepaid expenses		127,528
Furniture and equipment, net		392,602
Right of use asset		33,714
Deposit with clearing broker		175,000
Security deposits		7,450
TOTAL ASSETS	$	13,524,038

<u>LIABILITIES AND STOCKHOLDER'S EQUITY</u>

LIABILITIES

Accounts payable and accrued expenses	$	439,591
Accrued commissions payable		10,196,710
Deferred revenue		37,000
Operating lease liabilities		31,512
Income taxes payable		12,000
Subordinated borrowing - Parent Company		150,000
TOTAL LIABILITIES		10,866,813

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Common stock; no par value; 200 shares authorized, issued and outstanding		10,000
Additional paid-in capital		14,369,028
Retained earnings (deficit)		(11,721,803)
TOTAL STOCKHOLDER'S EQUITY		2,657,225
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	13,524,038

The accompanying notes are an integral part of this financial statement.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE A. Organization and Nature of Business

Purshe Kaplan Sterling Investments, Inc. (the "Company" or "PKSI"), a New York corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the National Futures Association ("NFA"), and the Securities Investors Protection Corporation ("SIPC"). The Company maintains its corporate office in Albany, New York, and branch offices throughout the United States of America.

The Company operates under SEC Rule 15c3-3(k)(2)(ii), whereby a clearing broker dealer performs clearing functions for all broker dealer transactions with customers and brokers and dealers on a fully disclosed basis. The Company also has agreements for clearing functions with other various mutual funds and variable annuity brokers. The Company's customers are located across the United States. The Company receives commissions on trades that are facilitated through the clearing broker dealer and other brokers. The accounting and reporting policies of the Company conform to U.S. generally accepted accounting principles ("U.S. GAAP") and to general practices within the broker dealer industry.

The Company is a wholly-owned subsidiary of PKS Holdings, LLC (the "Parent Company"), which in turn is a wholly-owned subsidiary of Wentworth Management Services LLC ("Wentworth").

NOTE B. Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. Significant estimates include the allowance for receivables and the useful life of furniture and fixtures.

Cash and Cash Equivalents
Cash and cash equivalents consist primarily of cash on deposit and money market funds, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates fair value.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE B. Summary of Significant Accounting Policies-Continued

Receivables
The Company's receivables consist of amounts due to the Company from its clearing firm, clients and financial institutions. The Company recognizes an allowance for doubtful accounts to ensure receivables are not overstated due to un-collectability.   Bad debt reserves are maintained for various counterparties based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer's inability to meet its financial obligation, such as in the case of bankruptcy filings, or deterioration in the customer's operating results or financial position. If circumstances related to counterparties change, estimates of the recoverability of receivables would be further adjusted. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Furniture and Fixtures, net
Property and equipment are recorded at cost less accumulated depreciation and amortization. The Company depreciates its property and equipment for financial reporting purposes using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the useful life of the asset, or the initial lease term. When assets are retired, or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts.

Impairment of Long-Lived Assets
The Company assesses the recoverability of its long-lived assets, including property and equipment when there are indications that the assets might be impaired. When evaluating assets for potential impairment, the Company compares the carrying value of the asset to its estimated undiscounted future cash flows. If an asset's carrying value exceeds such estimated cash flows (undiscounted and with interest charges), the Company records an impairment charge for the difference. Based on its assessments, the Company did not record any impairment charges for the year ended December 31, 2020.

Compensated Absences
Compensated absences are paid as incurred on an annual basis and do not carry over to future years. Accordingly, no accrual for such costs have been made in these financial statements.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE B. Summary of Significant Accounting Policies-Continued

<u>Leases</u>
The Company determines if an arrangement is a lease, or contains a lease, at the inception of the arrangement. When the Company determines the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or a finance lease. Operating and finance leases result in the Company recording a right-of-use (ROU) asset and lease liability on its balance sheet. ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease.

Operating and finance lease ROU assets and liabilities are initially recognized based on the present value of lease payments over the lease term. In determining the present value of lease payments, the Company uses the implicit interest rate if readily determinable or when the implicit interest rate is not readily determinable, the Company uses its incremental borrowing rate. The incremental borrowing rate is not a commonly quoted rate and is derived through a combination of inputs including the Company's credit rating and the impact of full collateralization. The incremental borrowing rate is based on the Company's collateralized borrowing capabilities over a similar term of the lease payments. The operating lease ROU asset also includes any lease payments made and excludes any lease incentives. Specific lease terms may include options to extend or terminate the lease when the Company believes it is reasonably certain that it will exercise that option.

Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. As allowed by U.S. GAAP, the Company has elected not to recognize ROU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. Operating leases are included in operating lease ROU assets, and long-term operating lease liabilities on the Company's statement of financial condition. As of December 31, 2020, the Company had no significant operating or finance leases.

<u>Litigation Accruals</u>
Certain conditions may exist as of the date the financial statements are issued which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or unasserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE B. Summary of Significant Accounting Policies-Continued

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed, unless they involve guarantees, in which case the guarantees would be disclosed. There can be no assurance that such matters will not materially and adversely affect the Company's business, financial position, and results of operations or cash flows.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent Company. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent Company. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in the tax rate on deferred tax assets and liabilities is recognized in in the period that the change is effective. Income tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will either expire before the Company is able to realize the benefit, or that future deductibility is uncertain.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740 - *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on the Company's evaluation, it has been concluded that there are no material uncertain tax positions requiring recognition in the Company's financial statements for the year ended December 31, 2020.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE B. Summary of Significant Accounting Policies-Continued

The Company's policy for recording interest and penalties associated with unrecognized tax benefits is to record such interest and penalties as interest expense and as a component of selling, general and administrative expense, respectively. There were no amounts accrued for interest or penalties for the year ended December 31, 2020. Management does not expect any material changes in its unrecognized tax benefits in the next year.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE B. Summary of Significant Accounting Policies-Continued

Advertising

The Company expenses advertising costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and, therefore, do not require capitalization.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE C. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 or 6.67% of the aggregate indebtedness and both as defined, shall not exceed 15 to 1.

The Company had net capital of $898,431 as of December 31, 2020. The Company had net capital of $186,078 in excess of its required net capital of $712,353 as of December 31, 2020. The Company's net capital ratio was 11.89 to 1 as of December 31, 2020.

Under its agreement with NFS, the Company is required to maintain net capital of $400,000.

NOTE D. Liabilities Subordinated to Claims of Creditors

In September 2005, the Company borrowed $150,000 from its Parent Company. The note and its related terms, which include interest at the annual rate of 15%, were found acceptable by FINRA as a satisfactory subordinated agreement. Accordingly, the note principal amount is allowed in computing net capital under SEC Rule 15c3-1. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The Parent Company has irrevocably agreed that the obligations of the Company with respect to the payment of principal on the note are subordinate to the claims of all creditors of the Company. Interest expense pursuant to the subordination agreement was approximately $22,875.

The note is scheduled to mature in September 2021. Under the terms of the amended subordinated agreement, the maturity date of the note will be automatically extended an additional year until the Parent Company or the Company notifies FINRA in writing that it intends to not extend the maturity date.

NOTE E. Fully Disclosed Clearing Agreement

During 2020, the Company cleared customer transactions with National Financial Services, LLC, ("NFS") a carrying broker-dealer registered with the SEC, on a fully disclosed basis. As of December 31, 2020 the Company had a deposit with NFS of $175,000 pursuant to its clearing agreement and had receivables from NFS of approximately $393,000, which consisted of amounts held in cash and money market funds by NFS.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

Note F. Promissory Note Receivable

On July 19, 2018 the Company loaned two individuals $22,942 each for a total loan amount of $45,883. At that time the borrowers became Registered Representatives of the Company. The terms of the loans include interest at 8% per annum with repayments of 5% of the individuals' respective gross commission earnings calculated on a monthly basis until such time as the principal and accrued interest are paid in full. In the event that either of the borrowers cease to be a Registered Representative of the Company such cessation shall constitute a default the remaining principal and interest on the respective note will become immediately payable to the Company. The loan is secured by an interest in all commissions, fees or other compensation the borrower may receive. The loan balances totaled $14,734 as of December 31, 2020.

NOTE G. Furniture and Fixtures

Furniture and fixtures consisted of the following as of December 31, 2020:

Computer hardware	$ 505,332
Furniture	194,795
Office equipment	203,059
Less accumulated depreciation	510,584
Furniture and fixtures, net	$ 392,602

NOTE H. Paycheck Protection Program

In response to the COVID-19 pandemic, the Payment Protection Program, or PPP, was established under the Coronavirus Aid, Relief and Economic Security Act, or the CARES Act and administered by the SBA. Companies who met the eligibility requirements set forth by the PPP could qualify for PPP loans. If the loan proceeds are fully utilized to pay qualified expenses, the full principal amount of the PPP loan, along with any accrued interest, may qualify for loan forgiveness, subject to potential reduction based on the level of full-time employees maintained by the organization.

In April 2020, the Company received a loan of $1,590,400 under the PPP provided by First Financial Bank. The loan bears interest at 1.0%, with principal and interest payments deferred for the first six months of the loan. After that, the loan and interest would be paid back over a period of 18 months, if the loan is not forgiven under the terms of the PPP. The Company applied for and received loan forgiveness on November 10, 2020.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE H. Paycheck Protection Program-Continued

The Company has decided that the PPP loan should be accounted for as a government grant. As U.S. GAAP does not contain guidance on the accounting for government grants, the Company is following the guidance in International Accounting Standards, or IAS, 20, Accounting for Government Grants and Disclosure of Government Assistance. Under the provisions of IAS 20, "a forgivable loan from government is treated as a government grant when there is reasonable assurance that the entity will meet the terms for forgiveness of the loan." As discussed above, the Company applied for and received forgiveness. Under IAS 20, permits for the recognition in earnings either separately under a general heading such as other income, or as a reduction of the related expenses. As the Company believes that it completed the required activities by utilizing PPP proceeds for payroll and other qualified expenditures, it has recognized PPP reduction in expenses for the full amount of the PPP loan, $1,590,400, and no liability for the PPP loan is reflected in the balance sheet.

NOTE I. Credit Risk and Concentrations

Financial instruments that subject the Company to credit risk consist principally of receivables and cash and cash equivalents. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company believes that credit risk is limited because the Company routinely assesses the financial strength of its counterparties and, based upon factors surrounding the credit risk of its counterparties, establishes an allowance for uncollectible accounts and, consequently, believes that its receivables credit risk exposure beyond such allowances is limited.

The Company maintains cash deposits with financial institutions, which, from time to time, may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

NOTE J. Retirement Plan

The Company maintains a 401(k) retirement plan for the benefit of its employees. Contributions to the Plan by the Company are limited to a maximum of 3% of employee compensation and are based upon employee contributions. Employees must be 21 years of age and employed for three months to participate. Company contributions to the Plan amounted to approximately $204,500 for the year ended December 31, 2020.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE K. Related Party Transactions

The Company pays the Parent Company and Wentworth fees to cover management and other support costs under an expense sharing agreement. The total fees charged to the Company totaled approximately $6.7 million for the year ended December 31, 2020. The indirect expenses of $5,798,731 were included in the statement of operations as management services, and the direct expenses of $895,206 were included within their respective expense categories.

The Company receives reimbursement under expense sharing agreements from two affiliated companies that are wholly-owned entities of the Parent Company to cover certain operating costs. Reimbursements received for these costs totaled approximately $1,007,500 for the year ended December 31, 2020. Costs and expenses are shown net of these reimbursements on the statement of operations.

The accompanying financial statements have been prepared from the separate records maintained by the Company and due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE L. Income Taxes

The Company operates in multiple tax jurisdictions and, in the normal course of business, its tax returns are subject to examination by various taxing authorities. Such examinations could result in future assessments by these taxing authorities. The Company is not currently under examination but is subject to examination by U.S. tax authorities beginning with the year ended December 31, 2016.

The components of income tax expense (benefit) for the year ended December 31, 2020 was as follows:

Current:	
Federal	$ (511,902)
State	38,143
Total	$ (473,759)
Deferred:	
Federal	$ 199,153
State	56,901
Change in valuation allowance	(256,054)
Total	$ –
Total Income Tax Benefit	$ (473,759)

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE L. Income Taxes-Continued

The reconciliation between the U.S. statutory federal income tax rate and the Company's effective rate for the year ended December 31, 2020 is as follows:

U.S. federal statutory rate	21	%
State income taxes, net of federal benefit	3	
Non-deductible meals and entertainment	(1)	
PPP Loan deduction	36	
NOL carryback	43	
Adjustments to opening balance of NOL carry forwards	(92)	
Difference in rates on actual carry back and prior carry forwards	8	
Net change in valuation allowance	22	
Effective rate	40	%

As of December 31, 2020 the Company's deferred tax assets (liabilities) consisted of the effects of temporary differences attributable to the follows:

Deferred tax assets - net operating loss carry forwards	$ 3,173,727
Valuation allowance	(3,154,359)
Deferred tax assets after valuation allowance	19,368
Deferred tax liability - depreciation	(19,368)
Net Deferred Tax Assets (Liability)	$ –

The Company has pre-tax net operating loss carryforwards of approximately $11,755,000 as of December 31, 2020 that have indefinite lives. For the year ended December 31, 2020, the valuation allowance on deferred tax assets decreased $256,054. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was enacted in response to the COVID-19 pandemic. The CARES Act, among other provisions, increases the limitation on the allowed business interest expense deduction from 30 percent to 50 percent of adjusted taxable income for tax years beginning January 1, 2019 and 2020 and allows businesses to immediately expense the full cost of Qualified Improvement Property, retroactive to tax years beginning on or after January 1, 2018. Additionally, the CARES Act allows NOLs incurred in 2018, 2019, and 2020 to be carried back to each of the five preceding taxable years to generate a refund of previously paid income taxes. The Company recorded a benefit in the current year for the carryback of net operating losses of $511,902. The Company is currently evaluating any additional impact of the CARES Act, but at present does not expect it to have a material impact on the provision.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE M. Leases

Operating Leases

The Company is headquartered in Albany, New York. The Company also maintains a disaster recovery site in Latham, New York. All premises are leased from the parent company PKS Holdings, LLC under short term month to month operating leases.

Location	Expiration Date	Base Annual Rent
Albany, New York	Month to Month	$ 563,924
Lathan, New York	Month to Month	14,400

Rent expense under the operating leases for the year ended December 31, 2020 was $678,263 net of approximately $38,500 with respect to sub-leasing agreements with other affiliated entities that are wholly owned subsidiaries of the Parent Company. Rent is presented net of sublease income on the statement of operations.

NOTE N. Commitments and Contingencies

Litigation

The Company is a defendant or respondent in various pending and threatened arbitrations, administrative proceedings and lawsuits seeking compensatory damages. Claim amounts are infrequently indicative of the actual amounts the Company will be liable for, if any. Many of these claimants also seek, in addition to compensatory damages, punitive or treble damages, and all seek interest, costs and fees. These matters arise in the normal course of business. The Company intends to vigorously defend itself in these actions, and the ultimate outcome of these matters cannot be determined at this time. As of December 31, 2020, claimants in these proceedings are seeking damages of approximately $4.5 million. As of December 31, 2020, the Company has accrued approximately $100 thousand related to these proceedings and lawsuits, based on the analysis conducted by the Company and/or its attorneys as to the Company's potential exposure. See Note O for subsequent settlements that were fully accrued and are not included in the contingencies above.

PURSHE KAPLAN STERLING INVESTMENTS, INC.
Notes to Financial Statements
December 31, 2020

NOTE N. Commitments and Contingencies-Continued

Indemnification
The activities of the Company's customers are transacted on either a cash or margin basis through the facilities of its clearing broker. In margin transactions, the clearing broker extends credit to the customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customer's account. In connection with these activities, the clearing broker may also execute and clear customer transactions involving the sale of securities not yet purchased.

These transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customers may incur. In the event the customers fail to satisfy their obligations to the clearing broker, the Company may be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risk associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary. At December 31, 2020, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE O. Subsequent Events

On March 1, 2021, a settlement agreement on behalf of the Company was reached with one Janet Anderson and ultimately fifty additional persons ("Claimants") in a FINRA arbitration. In the settlement agreement, the Company was released from the claim, Wentworth was named as the responsible party to pay the Claimants $1.6 million (the "Settlement Amount") into a trust account, and in exchange, the Claimants agreed to withdraw the arbitration. The Settlement Agreement specifically designated Wentworth as the party that was obliged to pay the full Settlement Amount with a portion of the settlement amount paid by Scottsdale insurance under a policy whereby Wentworth was named first insured.
Upon the offering and acceptance of the settlement agreement, and payment of the Settlement Amount by Wentworth (in the amount of $1.2 million) and by the Company's insurer (in the amount of $400 thousand) on March 5, 2021, the specific amounts of loss and recovery were determined. Accordingly, the Company recorded litigation expense of $1.2 million.